Exhibit 99.1

Itaú Unibanco Holding S.A.    2020 Reference Form

Itau Unibanco Holding S.A. REFERENCE FORM Base Date: 12.31.2020 (in accordance with Attachment 24 to CVM Instruction No. 480 of December 7, 2009 “CVM Instruction No. 480”, as amended) Identification Itau Unibanco Holding S.A., a corporation enrolled under the National Register of Legal Entities/ Ministry of Finance (CNPJ/MF) under No. 60.872.504/0001-23, with its Articles of Incorporation registered with the Trade Board of the State of Sao Paulo under NIRE No. 35.3.0001023-0, and registered as a publicly-held company with the Brazilian Securities and Exchange Commission (“CVM”) under No. 19348 (“Bank” or “Issuer”) Head Office The Issuer’s head office is located at Praga Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City and State of Sao Paulo, CEP 04344-902. Investor Relations Office The Investor Relations department is located at AvenidaEngenheiro Armando de Arruda Pereira, 707 - Torre EudoroVillela - Terreo, in the City and State of Sao Paulo. The Group Head of Investor Relations is Mr. Renato Lulia Jacob. The Investor Relations Department’s telephone number is (0xx11) 2794-3547, fax number is +55 11 5019-8717, and email is relacoes.investidores@itau-unibanco.com.br. Independent Auditors Firm PricewaterhouseCoopers Auditoreslndependentes, for the years ended 12/31/2020, 12/31/2019 and 12/31/2018. Bookkeeping Agent Itau Corretora de Valores S.A. Stockkholders The Issuer’s stockholders’ service is carried out at the branches of Stockholders Service itau Unibanco S.A., the head office of which is located at Praca Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City and State of Sao Paulo, CEP 04344-902. Official Gazette of the State of Sao Paulo (DiarioOficial do Estado de Sao Newspapers from which the Paulo) and O Estado de Sao Paulo newspaper. Company discloses Information www.itau.com.br/investor-relations. The information included in the Website Company’s website is not an integral part of this Reference Form. Last update of this Reference 11/11/2021 Form 11/11/2021

Historical resubmission Version Reasons for resubmission Date of update V2 Updated items: 3.3, 10.3, 12.12, 15.7, 17.1 and 17.5. 06/02/2021 V3 Updated items: 4.1 and 12.12 06/10/2021 V4 Updated items: 12.5/6, 12.7/8 and 12.12 06/21/2021 V5 Updated items: 5.6, 10.3, 11, 12.5/6, 12.7/8, 15.7 and 17.5 08/02/2021 V6 Updated items: 10.3, 12.5/6, 12.7/8, 15.7 and 21.3 08/25/2021 V7 Updated items: 10.3 and 15.7 10/08/2021 V8 Updated items: 11.1 and 11.2 11/03/2021 V9 Updated items: 7.2, 10.3, 15.4 and 15.7 11/11/2021

7.2. With respect to each operating segment disclosed in the latest financial statements for year-end or, where applicable, in the consolidated financial statements, please indicate the following information:    a) Marketed products and services Our Business Operations Overview We report the following segments: Retail Banking; Wholesale Banking; and Activities with the Market and Corporation. Through these operational segments, we provide a broad range of banking services to a diverse client base that includes individuals and corporate clients, on an integrated basis as follows:    The Retail Banking segment offers services to a diversified base of account holders and non-account holders, individuals and companies in Brazil. The segment includes retail customers, mass affluent clients (Itaú Uniclass and Personnalité) and very small and small companies. Our offering of products and services in this segment includes: personal loans, credit cards, payroll loans, vehicle financing, mortgage loans, insurance, pension plan and premium bond products, and acquiring services, among others. The Retail Banking segment represents an important funding source for our operations and generates significant financial income and banking fees.    The Wholesale Banking segment is responsible for our private banking clients, the activities of our Latin America units, our middle-market banking business, asset management, capital market solutions, corporate and investment banking activities. Our wholesale banking management model is based on building close relationships with our clients by obtaining an in-depth understanding of our clients’ needs and offering customized solutions. Corporate activities include providing banking services to large corporations and investment banking activities include offering funding resources to the corporate sector, including fixed and variable income instruments.    The Activities with the Market and Corporation segment manages interest income associated with our capital surplus, subordinated debt surplus and the net balance of tax credits and debits. This segment also manages net interest income from the trading of financial instruments through proprietary positions, currency interest rate gaps and other risk factors, arbitrage opportunities in the foreign and Brazilian domestic markets, and mark-to-market of financial instruments. It also includes our interest in Porto Seguro S.A.    We carry out a wide range of operations outside of Brazil with units strategically located in the Americas, Europe and Asia. Our international presence creates significant synergies in foreign trade finance, in the placement of Eurobonds and in the offering of more sophisticated financial transactions to our clients.    Please see “Note 30 – Segment Information” to our audited consolidated financial statements for further details.    The diversification of our business is reflected in the changing composition of our loan portfolio over the last few years, focusing on origination in lower risk segments with enhanced guarantees. We continuously seek to implement and focus on offering new products and services that add value to our clients and diversify our income sources. This allows for the growth of our non-financial income arising mainly from banking service fees, income from bank charges and from insurance, pension plan and capitalization operations.    Retail Banking We have a large and diverse portfolio of products, such as credit and investments, and services to address our clients’ needs. Our retail banking business is segmented according to customer profiles, which allows us to connect with and understand our customers’ needs, better enabling us to offer suitable products to meet their demands. Our main activities under the retail banking segment are the following:    Itaú Retail Banking (individuals) Our core business is retail banking and through our retail operation we offer a dedicated service structure to consumer clients throughout Brazil. Our customer service structure is targeted to offering the best solutions for each client profile. We classify our retail clients as individuals with a monthly income of up to R$4,000.    Our Itaú Uniclass services are available at every branch for clients who earn more than R$4,000 and less than R$15,000 per month. We offer exclusive services to our Itaú Uniclass clients, including investment advisory services, exclusive cashiers and higher credit limits and a large team of dedicated relationship managers. For clients who prefer remote services, our Itaú Uniclass provides a “digital bank platform” where relationship managers service clients through telephone, e-mail, SMS, videoconference and chat from 9 a.m. to 6 p.m. on business days, at no additional cost.    Our focus on digital transformation led to an increase of the share of our digital operations, which are sales, account openings and accesses through the internet and mobile app. For instance, the online account opening process via mobile app, launched in 2016, already represents 49% of the individual accounts opened on a monthly basis (excluding salary accounts), as of December 31, 2020.    We also continue to focus on initiatives to improve customer satisfaction. The satisfaction ratings (Net Promoter Score, or NPS) of our retail bank improved by 11 percentage points between August 2018 and December 2020.    Itaú Personnalité (banking for high-income individuals)    We began providing customized services to high-income individuals in 1996 with the creation of the Itaú Personnalité segment, which currently serves individuals who earn more than R$15,000 per month or have investments in excess of R$250,000. Itaú Personnalité is focused on providing (i) financial advisory services by managers who understand the specific needs of our higher-income clients, (ii) a large portfolio of exclusive products and services and (iii) special benefits based on the type and length of relationship with the client, including discounts on various products and services. Itaú Personnalité services its clients through a dedicated network of 232 branches, located in the main Brazilian cities. Itaú Personnalité clients also have access to our retail banking network of branches and ATMs throughout the country and can also access our internet, telephone and mobile banking. For clients who prefer remote services, Itaú Personnalité provides a “digital bank platform” where relationship managers service clients through telephone, email, SMS and videoconference. We also developed apps for smartphones and tablets that enable our clients to make investments, buy products such as credit and insurance, make check deposits, transfers and payments, check account balances and find nearby branches and ATMs using GPS features.    Itaú Empresas (very small and small companies) To meet and fulfill the needs of our corporate customers, we specialize in offering customized solutions and detailed advice on all products and services for:    Microenterprises: customer base consisting of companies with annual revenues of up to R$ 1.2 million, served by 2,587 bank branches and 2,144 relationship managers as of December 31, 2020; and Small businesses: customer base consisting of companies with annual revenues between R$1.2 million and R$30 million, served by 342 bank branches and 1,600 relationship managers as of December 31, 2020. ANBIMA certifies all of our relationship managers, who are trained and skilled to offer the appropriate banking solutions for each client, guided by all the variables that can affect the companies that we serve and their owners.    Our customers rely on our main strategy of capturing market opportunities and meeting their needs, particularly regarding cash flow management, credit facilities, investments and banking services.    Since the beginning of the COVID-19 pandemic and the resulting economic crisis, we have sought to support our customers with complete and sustainable solutions. In mid-April 2020, we launched a more comprehensive program called Travessia. The range of customized solutions offered includes grace periods, extended loan terms and new interest rate conditions. We also provided new government sponsored credit facilities to support our clients.    The COVID-19 pandemic has accelerated the process of customer digitalization. To help our customers with this process, we developed new products, services and digital processes, as well as improving the tools used by our sales and relationship teams, aiming at greater efficiency in business generation and service.    We strive to maintain high levels of customer satisfaction by placing them at the heart of our business approach. To achieve this goal, using the NPS system we constantly monitor the NPS indicator and intensify customer journey mapping as a means to identify opportunities to excel at meeting the needs of our customers. Our NPS indicator for this segment increased 13 percentual points between August 2018 and December 2020. Credit Cards and Commercial Agreements We are the leader in the Brazilian credit card segment with a market share in terms of purchase volume of 32.4% in the fourth quarter of 2020, according to ABECS (Associação Brasileira das Empresas de Cartões de Crédito e Serviços). Through our proprietary segments and partnerships with major retailers, telephone companies, automakers and airlines established in Brazil, we offer a wide range of credit and debit cards to account holders and non-account holders.    Our purpose is to provide the best customer experience and satisfaction. In order to achieve this, as one of our priorities, we established the “Customer First”. Our aim is to continuously grow our credit card portfolio increasing digitalization, profitability and the quality of our assets. Accordingly, our credit card division is dedicated to developing the best payment solutions for our clients,new products and new digital services while managing the credit quality of our portfolio.

Our global NPS, a measure of customer satisfaction, indicates that our score improved two basis points compared to 2018. In order to continue evolving our credit card portfolio, our strategic focus is based on three main business segmentations: Account Holders, Non-Account Holders and Retail Partnerships.    In 2020, the Account Holders businesses – Itaú Agências, Itaú Uniclass e Personnalité – launched fast growing sales products: Itaú Uniclass Visa Infinity, Itau Agências Click and the Itaú Personnalité Visa Signature card, in which we were pioneers in the Brazilian market. In a context of high demand for purchases through delivery services, Itaú Personnalité Visa Signature card offers 70% discount on the Rappi Prime subscription, possibility of payment via NFC technology (contactless) and travel benefits that include luggage loss, theft insurance and trip cancellation. Another highlight of 2020 was the launch of “pontos que rendem” on Itau’s Loyalty program for Personnalité cardholders, which are investors. The program yields loyalty points along the year just like our clients investments.    In the Non-Account Holders segment our focus was on improving and expanding our co-branded program and the Credicard division transformation. In 2020, the airline cobranded cards, increased total accounts by 7.4% and purchase volume by 3.8%. The Azul Itaucard was rebranded, and we launched the Azul infinite card, with a series of benefits such as: better score in the rewards program, free annual fee when the customer reaches a monthly spending goal, discount on airline tickets, access to VIP lounges and cabin upgrade. In the Credicard division, we made many changes to our way of doing business, such as the institution of a new purpose in 2019 “To awaken in people the power of believing.” In 2020, even amid the COVID-19 pandemic, we experienced significant improvement in our business. Based on our three pillars (“Smart,” connection and partnership), Credicard improved its retention rates and sales levels for the three-month period ended December 31, 2020 compared to the same period in 2019. In addition, in 2020 Credicard outperformed its 2019 Black Friday numbers, created a new robust cashback model and delivered some great systemic improvements alongside the launch of a new product “Credicard On” in co-creation with our clients.    Our Retail Partnerships business is one of our fastest growing businesses in the credit card division. We have partnerships with the main national retail brands, such as Magazine Luiza, Ponto Frio, Pão de Açúcar, Extra and Big Group.). By the end of 2020, retail partnerships returned to similar purchase volume levels as those seen in 2019, despite the effects of the COVID-19 pandemic on our results.    Walmart operation in Brazil was re-branded to BIG (supermarket chain) and the credit card product was relaunched with a new platform of benefits and discounts. In the Sam’s Club partnership credit card, which is part of BIG group, all “international” credit cards were up-graded to the “gold” category, more compatible with our clients’ profile. For our partnership with Magazine Luiza, we continued to reinforce our strategy of growing purchase volume and new accounts, launching a new sales channel offering credit cards through Magazine Luiza’s app. In “Passaí,” we launched a new POS machine focusing on the small entrepreneur. It became available in all Assaí stores.    Payroll Deducted Loans In Brazil, a payroll deducted loan is a specific type of loan entered into by salaried employees or pensioners of the Brazilian social security system, as borrowers, and banks, as lenders, in which fixed monthly installments are deducted directly from the borrower’s payroll or pension, as the case may be, for the payment of the amount owed to the lender.    Our strategy is directed mainly to the pensioners of the Brazilian social security system and employees of public and private companies.    We offer payroll deducted loans in Brazil mainly through two sales channels: (i) our branch network and our remote service channels, focusing on retail account holders, and (ii) the network of acquisition partners, focusing on non-account holders. This strategy allows us to expand our business activities with historically lower credit risk, achieving a competitive position in the offer, distribution and sale of payroll deducted loans in Brazil and improving the risk profile of our loans portfolio to individuals.    Mortgage

We assist our clients with their financial development, as we help them with their personal assets. Mortgage financing products allow us to create long-lasting relationships with our clients, as mortgage financing products are of a long-term nature.    Since 2008, we have been the market leaders among Brazilian private banks in mortgage loans to individuals in terms of the total size of our portfolio. This is a result of our business focus, which is in line with our strategy to migrate to lower-risk portfolios.    We have several sales channels that are utilized for purposes of mortgage financing products: (i) branch network, (ii) construction and development companies, (iii) mortgage agencies, and (iv) partnerships with REMAX, a realtor company, and CrediPronto, a mortgage financing company.    We prioritize customer satisfaction by providing our clients with a specialized mortgage financing advisor to support them during the mortgage process. Our process is expeditious and efficient, and it takes us less than two hours to get back to the client for loans up to R$1 million. This financing process can be fully digital.    In line with our strategic focus on digital processes, our simulator is included on the websites of partner development companies and real estate agencies, placing our brand closer to clients when they are looking to acquire real property. Our services are customized for every moment of the client’s digital journey, from internet banking services to social networks, providing us with increasing client exposure levels. In 2019 and 2018 we were awarded the “Best Digital Mortgage Bank Brazil” by Global Finance.    The number of mortgages we provided directly to individuals in 2020 was 58 thousand, for an aggregate value of R$18.9 billion during the year. In 2020, our portfolio had an average Loan to Value (LTV) of 40.0%, compared to 38.7% in 2019. In commercial loans, we financed 92 new real estate units during 2020, with an aggregate value of R$3.2 billion.    Another positive feature of the Brazilian market is the constant amortization system pursuant to which decreasing installments provide faster amortization of a contract, reducing our loan-to-value indicator at a faster rate than other amortization systems.    Merchant Acquirer Rede is one of the leading companies in the electronic payment solutions industry in Brazil. It is a multi-brand merchant acquirer of credit, debit and benefit cards. Rede’s activities include merchant acquiring, capturing, transmission, processing and settlement of credit and debit card transactions, prepayment of receivables to merchants (resulting from credit card transactions), rental of point of sale (POS) terminals, e-commerce solutions, e-wallet and check verification through POS terminals.    In 2020, we continued to restructure our business model, focusing on the following priorities: 1) integration of our banking operations; 2) strengthening of direct sales channels; and 3) digital transformation.    We generated R$506.6 billion in transactions with respect to credit and debit cards during the year ended December 31, 2020 an increase of 4.5% compared to the same period in 2019. The following table sets forth the financial volume of credit and debit card transactions processed by us in 2020, 2019 and 2018:                (In billions of R$)    Financial Volume 2020 2019 2018 Credit cards 308.8 312.7 280.8 Debit cards 197.8 172.3 156.3 Total 506.6 485.0 437.1 Private Pension Plans

We offer private pension plans to our clients as an option for wealth, inheritance planning and income tax purposes (these products are tax-deferred). We provide our clients with a solution to ensure the maintenance of their quality of life through long-term investments, as a supplement to government general social security system plans.    Product innovation has been important for the sustainable growth of our private sector pension operations. For legal entities, we offer specialized advice and develop customized solutions for each company. We establish long-term partnerships with our corporate clients, maintaining a close relationship with their human resources departments and adopting a communication strategy focused on our employees’ financial education.    According to the National Federation of Private Pension and Life (Federação Nacional de Previdência Privada e Vida), or FENAPREVI, contributions to Itaú Private Pension Plans reached R$15.4 billion in the year ended December 31, 2020. The decrease compared to the contributions registered in December 2019 is mainly due to the COVID-19 pandemic.    Vehicle Financing We developed and launched a series of new products and services during 2020, some of which are: Digital Retail – the evolution in our digital retail platform had an important impact in our journey. We launched automotive e-commerce with digital assistant, integrating means of payment and financial services, in a 100% digital experience for the customer. Further, to ensure safety in our transactions and to optimize the client experience, we deployed a facial biometrics solution and electronic signature.    Programa Travessia – we launched new solutions to support our clients during the COVID-19 pandemic. Accordingly, we offered grace periods of 60 and 120 days or loan reprofiling with an extension of the contract term, keeping the original contracted rate. These solutions benefited a significant amount of vehicle financing clients.    VEC – we announced to the market our new service of electric vehicle shared, Vec Itaú, which will be available to customers in the second half of 2021. This new solution will allow users to unlock the cars at stations directly through the application and return them at the same place or at another charging station. These measured enable us to enhance our presence and position in the sustainable urban mobility sector.    iCarros Products – our solutions help dealers make their sales process more efficient. iCarros’ Lead Managers are now fully integrated with Linx Auto solution to help dealers on sales and billing process, ensuring a unique journey experience; “Garagem do Conhecimento” is an educational platform with distant education classes to prepare professionals of the automotive sector. iCarros is the first Brazilian automotive marketplace integrated with several banks, who offer personalized credit that match customer’s profiles; “Check-up” iCarros is a car management app for end consumers, focused on services to drivers and also supplying detailed data from clients cars to the service providers. “Entrega Fácil” is a new solution that allows sales to be delivered directly to the consumer’s home, whether it is for a test-drive or after the purchase has been made. The iCarros Club is a B2B trade-in platform, built to help our clients to increase sales in a safe and faster manner.    As of December 31, 2020, our individual and corporate vehicle financing portfolio (not considering FINAME) totaled R$35.7 billion, an 27% increase from the previous year. The average loan to value ratio of our individuals vehicle portfolio (the ratio of a loan to the value of an asset purchased) was 61.4% as of December 31, 2020, a 180 basis points increase compared to 2019. Since 2012, we have reduced our risk exposure in the sector and focused on clients with better risk profiles, which has allowed us to improve the credit quality of our vehicle loan portfolio.    The total amount of new contracts during the year ended December 31, 2020 reached R$22.5 billion, a 9% growth compared to 2019, for our individual and corporate vehicle financing operations. The average vehicle loan term was 44 months, with 33% of the transactions carried out with terms up to 36 months.

Insurance Our insurance business provides a wide range of life and personal accident products, automobile and property insurance, credit insurance and travel insurance. Our insurance core activities, which include our 30% stake in Porto Seguro S.A, consist of mass-market insurance products related to life, property and credit. These products are offered in synergy with retail channels – our branch network, partnerships with retailers, credit card clients, real estate and vehicle financing, personal loans – and the wholesale channel. These products have characteristics such as a low combined ratio, low volatility in results and less use of capital, making them strategic and increasingly relevant in the diversification of the Itaú Unibanco Group’s revenues. Other insurance activities encompass extended warranty, health insurance, our 11.6% stake in IRB – Brasil Resseguros S.A. and other operations.    Our insurance products have been receiving updates on coverage and assistance, bringing more value to these customers. In order to expand our insurance products portfolio, we are concentrating on our own existing distribution channels as well as expanding our insurance brokerage activities and providing third-party insurance policies from partner insurers to our clients through an open platform.    There was a reduction in the sales volume in 2020 due to the COVID-19 pandemic, although there was no reduction in the amount of insurance from our customer portfolio. There was also a substantial impact on death, unemployment and hospitalization coverage due to the COVID-19 pandemic.    Premium Bonds (“títulos de capitalização”, or capitalization plans)    Premium bonds are fixed deposit products pursuant to which a client makes a one-time deposit or monthly deposits of a fixed sum that will be returned at the end of a designated term. Ownership of premium bonds automatically qualifies a customer to participate in periodic raffles, each time with the opportunity to win a significant cash prize. We currently market our premium bonds products portfolio through our branch network, electronic channels and ATMs, and we are currently developing new technologies for channel diversification. The net collection, taking into account the deduction of redemptions, from capitalization plans decreased 39.5% in the year ended December 31, 2020 when compared to the same period of 2019.    Consortia A consortium is a pool of people and/or legal persons in a group with the purpose of allowing their members, on an equal basis, to acquire assets, such as vehicles, properties, or services, through self-financing. The payments made by the group participants are applied to a common fund, used by one or more members of the consortium at a time, to acquire the assets elected by the members when the product was contracted. The participants receive the assets during the validity of the contract through the following methods: (i) random drawing; (ii) bid offer with own resources; (iii) part of the letter of credit; and (iv) FGTS tax (only for properties consortium), with the exception of the random drawing, the other options may be combined. As consortia are regarded as a provision of services under Brazilian law, the management of consortia does not give rise to default risk or regulatory capital requirements for us. Consortia do not charge interest rates and our revenues come mainly from the administration fee charged to clients. Given these characteristics, this business is strategic to us, contributing to revenue diversification and to a more complete product portfolio offering to our clients. As of December 31, 2020, we achieved the following results: Monthly average of R$1,154 million of sales in the three-month period ended December 31, 2020; R$3.5 billion of sales recorded in the three-month period ended December 31, 2020, an increase of 10% compared to the same period of 2019 and an increase of 33% compared to the three- month period ended September 30, 2020;

New products implemented: trucks and motorcycles; and New feature: in our app, customers can find a new feature to help them buying a consortium. They only have to fill a form and they will receive a call offering the best options for them. Microcredit Our microcredit unit offers to low-income, informal entrepreneurs’ access to credit to expand and develop their businesses. As a tool to stimulate entrepreneurship and part of the government’s National Program for Oriented and Productive Microcredit (PNMPO), Itau Microcrédito is focused on entrepreneurs with up to R$360,000.00 in annual revenue. Loans are granted by specifically trained microcredit loan officers who discuss the client’s financial situation and understand their business’s needs, as well as provide information to help them improve their financial management.    In 2020, our most important initiative was to help our clients navigate the significant impacts of the COVID-19 pandemic in the Brazilian economy. We postponed the due dates of all interested, compliant clients in 60 days during the second quarter of 2020 and offered a renegotiation campaign with special discounts for those who defaulted during the third quarter of 2020. Another important evolution was the start of the commercialization of microcredit in our retail branches and through online channels in November 2020.    Public Sector Group The Public Sector Group is tasked with client coverage and business development efforts for Brazilian Federal, State and Municipal government branches as well as select State Owned Enterprises. Its value proposition entails coverage in key locations of clients in the Public Sector space by a team of seasoned professionals, offering a comprehensive array of Transaction Services, Asset Management, Foreign Exchange, Payroll Services, Payment Solutions and Credit Products for select clients.    During 2020 the Public Sector Group underwent a restructuring effort aimed at streamlining its operations and reinforcing its product portfolio with the goal of creating a more encompassing and Full Bank Experience for our clientele. As of December 31, 2020, the Public Sector Group was responsible for managing the relationships with 6,505 client accounts from its 13 offices across Brazil.    Wholesale Banking Wholesale Banking is the segment responsible for banking operations of middle-market, agribusiness, large and ultra-large companies (those with annual revenues from R$30 million) and investment banking services.    Our Wholesale Banking segment offers a wide range of products and services to the largest economic groups of Brazil. Our activities in this business range from typical operations of a commercial bank to capital markets operations and advisory services for mergers and acquisitions. These activities are fully integrated, which enables us to achieve a performance tailored to our clients’ needs.    One of the most important features of our strategy for our Wholesale Banking segment is the set of initiatives linked to improving efficiency in our operations. These ongoing actions, which are expected to continue to grow in the coming years, are designed to increase revenues, improve processes and reduce costs.    Investment Banking Our investment banking business carried out through Itaú BBA, assists companies raising capital through fixed income and equity instruments in public and private capital markets, and provides advisory services in mergers and acquisitions. We advise companies, private equity funds and investors in the structuring of variable income products and in mergers and acquisitions. We believe we offer a wide portfolio of investment banking services ranging from research to Brazilian and other Latin American companies.

Our fixed income department acts as bookrunner or manager in the issuance of debentures, promissory notes and securitization transactions at the investment banking segment.    Asset Management    With more than 60 years of experience in investment management, as of December 31, 2020, Itaú Asset Management has R$ 752.7 billion in assets under management (including Itaú Unibanco and Intrag) according to ANBIMA (Ranking de Gestão – December 2020) and recorded a 170 basis points decrease of assets under management in 2020 as compared to 2019. Itaú Asset Management ranked as the largest non-government owned asset manager in Brazil, with a 12.5% market share as of December 31, 2020, according to ANBIMA.    Kinea Investimentos LTDA., an alternative investments management company controlled by us, held R$56.3 billion in managed assets as of December 31, 2020, compared to R$68.5 billion as of December 31, 2019, according to ANBIMA.    The reduction in assets under management in 2020 was intensified due to the COVID-19 pandemic which led to an asset migration out of funds and into the Bank Deposit Certificates portfolio.    Investment Services Itaú Investment Services business units provide local custody and fiduciary services, international custody services, and corporate solutions that act as transfer agent and stockholder servicer for Brazilian companies issuing equity, corporate bonds, promissory and bank credit notes. We also work as guarantor in transactions for project finance, escrow accounts and loan and financing contracts.    We provide the technological tools to perform daily activities of each service and rely on compliance and contingency procedures. Thus, our clients can direct the focus on their business management.    Pension funds, insurance companies, asset managers, international global custodians and equity and debt issuers are our primary clients in these businesses, representing approximately 1,000 groups of clients, that reached R$3.9 trillion of assets under service as of December 31, 2020, which includes investment funds, underwriting, pension funds, trustee and brokerage services.    In 2020, Global Finance named Itaú Investment Services as the best sub-custodian in Brazil, Uruguay and Paraguay. We are currently updating our technological platform regarding securities services and investing in new solutions for our clients, such as iServices, that includes custody, brokerage and clearing all integrated as a service.    Itaú Private Bank With a full global wealth management platform, we are one of the private bank market leaders in Brazil and one of the main private bank players in Latin America. Our multidisciplinary team, which is supported by a team of investment advisers and product experts, provides comprehensive financial services to clients, understanding and addressing their needs from our eight offices in Brazil and in our offices located in Zurich, Miami, New York, Santiago and Nassau.    Our clients have access to a complete portfolio of products and services, ranging from investment management to wealth planning, as well as credit and banking solutions. In addition to our in-house customized products and services, we offer our clients access to an open architecture of alternative products from third-party providers.    Aligned with our vision to be the leading bank in sustainable performance and customer satisfaction, we decided to focus our strategic priorities on the following Itaú Private Bank initiatives:

Being the leading private bank in terms of client satisfaction; Adding value to clients and stockholders with a complete offering of long-term proactive advisory services; Continuing to invest in our international platforms to enhance Brazilian clients’ experience; Improving our operational efficiency through continuous investments in technology; and Maintaining a focus on risk management and regulatory considerations. Itaú Corretora (Brokerage) Itaú Corretora has been providing brokerage services since 1965. We provide retail brokerage services in Brazil to over 302 thousand clients with positions in the equity and fixed income markets, accounting for approximately R$133.5 billion in trading volume in 2020. The brokerage services are also provided to international clients through our broker-dealer in New York.    International Operations We want to achieve, in the countries where we operate, the same management quality and level of results we have in Brazil. Through our internationalization strategy, we seek to understand different markets, business, products and services, identifying opportunities to integrate our units and to expand our operations to new countries.    The table below shows some of our operations in Latin America, excluding Brazil: Countries Branches & CSBs ATMs Employees Argentina 84 175 1,584 Chile 185 408 5,340 Colombia(1) 111 125 3,098 Paraguay 40 301 975 Uruguay(2) 24 62 1,065 Includes employees in Panamá. Does not include the 33 OCA points of service. Overview Latin America is a priority in our international expansion due to the geographic and cultural proximity to Brazil. Our goal is to be recognized as the “Latin American Bank”, becoming a reference in the region for all financial services provided to individuals and companies.    Over the past years, we consolidated our presence in Argentina, Chile, Paraguay and Uruguay. In these countries, we operate in the retail, companies, corporate and treasury segments, with commercial banking as our main focus. With the recent merger between Banco Itaú Chile and CorpBanca, which assured our presence in Colombia and Panama, we expanded our operations in the region even further. In Mexico, we are present through an office dedicated to equity research activities.    As of December 31, 2020, we had a network of 444 branches, including 8 digital branches, and client service branches in Latin America (excluding Brazil). In Paraguay, we had 60 non-bank correspondent locations, which are points of service with a simplified structure, strategically located in supermarkets to provide services to our clients in that country. As of December 31, 2020, we also had 33 points of service through OCA S.A., our credit card operator in Uruguay. Please see “Distribution Channels”, for further details about our distribution network in Latin America.    Banco Itaú Argentina

We have operated in Argentina since 1979, where we began with a focus on large companies with business ties to Brazil. In 1995, we began our retail operations in Buenos Aires. In 1998, we increased our presence through the acquisition of Buen Ayre Bank, subsequently renamed Banco Itaú Argentina.    Through Banco Itaú Argentina we offer products and services in corporate banking, small and middle-market companies and retail banking. Our corporate banking business focuses on large and institutional clients, providing lending, structured finance, investment and cash management services. Our small and middle-market operations provide credit for working capital and investments in production capacity increases. Our retail banking business focuses on middle and upper-income clients, and our services offerings include current and savings accounts, personal loans and credit cards. In 2019 Banco Itaú Argentina opened two digital branches enhancing its presence in Argentina’s financial market.    Itaú Corpbanca In April 2016, we closed the merger of Banco Itaú Chile with and into CorpBanca and, as a result, acquired control of the resulting entity – Itaú Corpbanca. On the same date, we entered into the Shareholders’ Agreement of Itaú Corpbanca, or Itaú Corpbanca’s Shareholders’ Agreement, which entitles us to appoint, together with the Corp Group, the former controlling stockholder of Corpbanca, the majority of the members of Itaú Corpbanca’s Board of Directors. In the following years, we have increased our equity stake to 53.79%, pursuant to the exercise of put options by Corp Group, as set out in Itaú Corpbanca´s Shareholder´s Agreement, and the acquisition and exercise of the subscription rights by another stockholder arising from Itaú Corpbanca’s capital increase.    Itaú Corpbanca provides a broad range of wholesale and retail banking services to customers in Chile and Colombia. In addition, it provides financial advisory services, mutual fund management, insurance brokerage and securities brokerage services through subsidiaries, and banking services. It operates in two main geographic areas: Chile and Colombia. The Chile segment also includes operations carried out by Itaú Corpbanca New York Branch and the Colombia segment also includes the operations carried out by Itaú S.A. (Panama).    Business activities in Chile have been strategically aligned onto three areas directly related not only to our medium-term strategy but to customers’ needs: 1) Wholesale Banking (a. Corporate, b. Large Companies and c. Real Estate and Construction); 2) Retail Banking (a. Itaú Personal Bank, b. Itaú, c. Itaú Private Bank, d. Midsize Companies, e. SMEs and f. Banco Condell, a Consumer Finance Division); and 3) Treasury. Itaú Corpbanca Colombia provides a broad range of commercial and retail banking services to its customers in Colombia, operating principally in the cities of Bogotá, Medellín, Cali, Bucaramanga, Cartagena and Barranquilla.    Banco Itaú Paraguay Our operations in Paraguay began in 1978 and comprise retail and wholesale banking, through Interbanco, which was acquired in 1995 by Unibanco. In 2010, the Itaú brand was introduced and our bank’s name was changed to Banco Itaú Paraguay. Banco Itaú Paraguay distributes products and services to small and middle market companies, agribusiness, large companies, institutional clients and consumer clients. The retail segment also focuses on payroll clients. Under corporate banking, Banco Itaú Paraguay has a well-established presence in the agribusiness sector. Banco Itaú Paraguay’s qualification is based on its strong positioning, with leadership in several segments, reflecting high returns.    In 2019 Banco Itaú Paraguay opened its first digital branch enhancing its presence in Paraguay’s financial market.    Banco Itaú Uruguay Our banking operations in Uruguay include Banco Itaú Uruguay, OCA (the largest credit card issuer in Uruguay, in accordance with data from Uruguay’s central bank) and the pension fund management company Unión Capital. Our strategy in Uruguay is to serve a broad range of clients through customized banking solutions.

Our retail banking business is focused on individuals and small business clients. Retail products and services focus on the middle and upper-income segments, and also include current and savings accounts, payroll payment, self-service areas and ATMs in all branches, and phone and internet banking. The wholesale banking division is focused on multinational companies, financial institutions, large and middle market companies and the public sector, providing lending, cash management, treasury, trade and investment services.    In 2019 Banco Itaú Uruguay opened its first digital branch enhancing its presence in Uruguay’s financial market.    Itau BBA International Our banking activities carried out under the corporate structure of Itau BBA International are mainly focused on two business lines:    Corporate and Investment Banking: through Itau BBA International, headquartered in the United Kingdom, and its subsidiary Itaú Europe, headquartered in Portugal, with business platforms in Madrid and Paris, this segment supports the financial needs of companies with international presence and operations, focusing on transactions related to financing and investment relationships between companies in Latin America and the Northern Hemisphere. The services offered include the origination of structured financing, hedging, trade financing and advisory to Latin American and U.S. companies undertaking business in the Northern Hemisphere and large economic groups investing into Latin America. Private Banking (customers with high financial assets): under the corporate structure of Itau BBA International, we manage private banking activities in Miami and Zurich, offering specialized financial and asset management services for Latin American clients with high net worth by providing a diversified and specialized basis of investment funds, trading and managing on their account securities and other financial instruments, as well as by managing trusts and investment companies on behalf of customers. Other International Operations Our other international operations have the following objectives: Support our clients in cross-border financial transactions and services, our international units are active in providing our clients with a variety of financial products, such as trade financing, loans from multilateral credit agencies, off-shore loans, international cash management services, foreign exchange, letters of credit, guarantees required in international bidding processes, derivatives for hedging or proprietary trading purposes, structured transactions and international capital markets offerings. Our international units offer a variety of financial products through their branches. Manage proprietary portfolios and raise funds through the issuance of securities in the international market. Fundraising through the issuance of securities, certificates of deposit, commercial paper and trade notes can be conducted by our branches located in the Cayman Islands, the Bahamas and New York, as well as through Itaú Bank Ltd., a banking subsidiary incorporated in the Cayman Islands. Our proprietary portfolios are mainly held by Itaú Bank and our Nassau and Cayman Islands branches. These offices also enhance our ability to manage our international liquidity. Through our international operations, we establish and monitor trade-related lines of credit from foreign banks, maintain correspondent banking relationships with money centers and regional banks throughout the world and oversee our other foreign currency-raising activities.    Revenues from Operations in Brazil and Abroad

We conduct most of our business activities in Brazil, but we do not break down our revenues by geographic markets within Brazil. Our interest income from loans and leases, banking service fees and income from insurance, private pension plans and premium bonds transactions are divided between revenues earned in Brazil and outside of Brazil. The following information is presented in IFRS, as issued by the IASB, after eliminations on consolidation.    The following table sets forth the consolidated statement of income with respect to our revenues from operations in Brazil and abroad for the years ended December 31, 2020, 2019 and 2018:    For the Year Ended    Revenues from operations in Brazil and abroad December 31, Variation    2020 2019 2018 2020-2019 2019-2018    (In millions of R$, except percentages)    Income related to financial operations (1) (2) 123,611 145,308 131,317 (21,697) (14.9)% 13,991 10.7% Brazil 102,016 117,541 108,362 (15,525) (13.2)% 9,179 8.5% Abroad 21,595 27,767 22,955 (6,172) (22.2)% 4,812 21.0% Revenues from banking services 38,557 39,032 36,809 (475) (1.2)% 2,223 6.0% Brazil 34,533 35,283 33,211 (750) (2.1)% 2,072 6.2% Abroad 4,024 3,749 3,598 275 7.3% 151 4.2% Income from insurance and private pension operations before claim and 4,488 4,553 3,961 (65) (1.4)% 592 14.9% selling expenses before claim and selling expenses                Brazil 4,488 4,423 3,812 65 1.5% 611 16.0% Abroad—130 149 (130) (100.0)% (19) (12.8)% Includes interest and similar income, dividend income, net gain (loss) on investment securities and derivatives, foreign exchange results, and exchange variation on transactions abroad. ITAÚ UNIBANCO HOLDING does not have clients representing 10% or greater of its revenues. Distribution Channels As a universal bank, we provide a wide range of financial services and products to our clients, from commercial banking to asset management and investment banking. Those products are distributed through two main channels: traditional and digital.    The traditional channels are composed of brick & mortar branches – which could be either full-service branches or in-house corporate service centers – and ATMs. The digital channels are operated remotely, via the internet or mobile phones.    Our network of 3,232 branches, which includes physical and digital branches, as of December 31, 2020, distributes all of products and services in Brazil.    ATMs, both our own proprietary network of machines and additional 23,798 via partnership with Tecban, (as of December 31, 2020) are a very convenient and efficient way of serving clients, due to its low operating costs, 24/7 availability and very complete services offering.    Clients who prefer to use digital channels, such as internet and mobile banking, are served remotely by our relationship managers based on one of our 196 digital branches in Brazil.                Branches    CSBs    ATMs Standard channels                2020 2019 2018 2020 2019 2018 2020 2019 2018 Brazil 3,232 3,348 3,717 656 671 703 20,687 21,384 24,252 Abroad 413 448 483 36 37 37 1,071 1,107 1,175 Argentina 71 74 72 13 13 13 175 176 176 Chile and Uruguay 208 219 224 1 1 2 470 486 525 Colombia 101 117 148 10 11 13 125 147 174 Paraguay 28 32 31 12 12 9 301 298 300 Other 5 6 8 — — — Total in Brazil and abroad 3,645 3,796 4,200 692 708 740 21,758 22,491 25,427 Digital Channels (internet and mobile banking) In 2020, due to the COVID-19 pandemic, the world faced one of the greatest economic and social challenges, where technology and digitalization became even more necessary. Many habits and customs were adjusted to the “new normal” and digital channels have become a very safe way to continue interacting with other people and companies without leaving home.

We invested a substantial amount of effort to give our customers the best possible experience through digital channels. Improvements in the regulatory and competitive scenario reinforced that commitments we made to our customers and other stakeholders a couple of years ago were of utter importance and resulted in important achievements. Our year over year growth in 2020 in monthly active users was 13% and there was a 108% growth in accounts opened digitally for individuals, which represented almost 50% of the total accounts opened in 2020. We also had two records: the download of Itaú App was 1.3x higher than the daily average of 2020 and the download of Itaú Empresas App was 5x higher than the daily average of the same period.    Due to the COVID-19 pandemic, we encouraged our customers to use our digital channels, such as our apps and online banking website, and our digital products. Our website was reconfigured to give prominence to Digital Channels, including a step by step for those who have never used the Itaú App and how to use the main financial services tutorials (view transactions, transfer money and pay bills, credit card payment, virtual cards, unlocking credit and debit card passwords, tracking card orders). We also communicated the services that can be done online on our social networks and sent e-mails and SMS to our customers.    We created the “Services HUB”, a feature in Itaú Apps, with a simple and pragmatic interface, which includes many forms where customers can make requests for operational services. Requests are automatically sent to back office teams, thus reducing the demand for branches and call centers, balancing the experience and practical benefits with efficiency and process optimization. We have more than 16 new forms available and have already processed more than 853 thousand transactions. Besides, we improved the interaction of customers with managers and specialists to purchase products and receiving recommendations, assuring contextualized and quality service. In addition, we are enhancing the connection between online and offline (o2o) channels to optimize the bank’s results.    At WhatsApp Itaú, our focus was to expand the number of services and customers served by the channel. We launched the contact number to serve business customers and the exclusive contact number to deal with renegotiation for retail customers, which now serves active and inactive bank accounts, from simulation to contracting. In addition, we provide a feature that allows non-digitized customers to interact with WhatsApp Itaú, becoming a highly relevant digitization tool. These solutions illustrate our commitment to an omnichannel experience, to always be the bank our clients want to partner with.    Also, in 2020, to help businesses during the COVID-19 crisis, we offered three types of loans in partnership with the government, with special conditions, all available through our digital channels. The first one was exclusive for the payment of salaries and financed 136 thousand payrolls, benefiting almost 50 thousand companies and over 1 million employees and R$2.9 billion in financings. We also offered a loan to support micro and small businesses, which resulted in more than 16 thousand contracts in the first 24 hours and an aggregate amount of R$4 billion borrowed. And the final loan, was a loan for small, medium and large businesses, which resulted in an aggregate amount of R$15 billion borrowed. The NPS in this segment increased by 5 points in 2020, which indicates that we were able to attend the needs of our customers with great quality.    Another important service that we launched was Pix, an online payment and transfer system from the Central Bank. We built Pix considering simple and intuitive interfaces that can offer the best solution to our customers. This product was built by a 300 people multidisciplinary team, working remotely. Within less than two months, the transfers and payments made by Pix represented, organically, 26% of all the bank transfers in our main individual app, showing its disruptive potential and also an excellent basis to build new products and services for our customers.    Our communications channel became more efficient every year, and as we are closer to our customers, we can understand the best direction to follow, not only in terms of service evolution, but also in more efficient ways to help people manage their financial life. Another important point is that everything that is developed in digital channels, is not only built for, but with our customers, taking into consideration their daily routine, pain points and needs. This is a great differential – we have the knowledge and the tools to make our journeys simpler and more intuitive, considering each customer profile. We are also adapting our portfolio and products to serve a larger amount of customers. To mention some of these products, we have investment recommendations according to the clients’ objectives, online check deposit, buying foreign currency in the mobile app, iPhone pra Sempre (an online iPhone update program with credit card) and online renegotiation.    We are constantly recognized for being close to the customer and always delivering best-in-class innovation. As an example, we earned the Folha Top of Mind 2019 as the Best Banking Mobile App category, and in 2020 we earned a national award called Digital Transformation Bank Report, in the categories Credit innovation and Customer/User Experience. In addition, we won the Finances category in Datafolha research about companies and services which had a positive impact during the pandemic.

Our Brand and Marketing Channels We strive to provide complete solutions in terms of products and services, through financial intelligence and an ecosystem of partnerships. This echoes in our continuous effort to fully attend the needs of each customer, from individuals and micro companies to large organizations, and provide the best experience both digitally and physically, which is reflected in our brand positioning.    Our brand is committed to encouraging people to have an easier and closer relationship with their finances in their daily lives. We are active in social media with constant publications about the economic environment and tutorials. In December 2020, we reached over one billion views on our YouTube channel and over nine million followers on Facebook. In the same period, our Twitter and Instagram profiles had over 641 thousand and 521 thousand followers, respectively.    We continue to monitor all of our social media profiles 24 hours a day, seven days a week. We have 150 dedicated employees to interact with the public on all matters related to Itaú Unibanco Group in Brazil, including questions, suggestions, comments, and complaints. We received more than 2.9 million mentions on social media in 2020, according to Oliver, consulting agency that assist us in the analysis of social media data. Social media is a pillar in engaging people in our role beyond banking. Itaú Unibanco invests in several projects, with a focus in education, culture, mobility, and sport. Our urban mobility platform has more than 1,400 bike stations and is present in seven cities in Brazil as well as in Santiago (Chile) and Buenos Aires (Argentina). According to the operator TemBici, in 2020 an average of more than 1 million trips were made each month using bikes from our urban mobility platform. This is due to the amount of bikes we offer people: there are over 7,000 laranjinhas (orange bikes) across Brazil.    In education, our programs are equally powerful: since the “Leia para uma criança” (Read to a child) program was created, more than 61 million printed books were distributed to people and 38 thousand braille books were offered to visually impaired children. Three million books have already been sent to public libraries, civil society organizations, and schools. This shows our commitment to mobilize clients and non-clients to make a difference in our country.    As a result, in 2020 we were ranked for the 17th consecutive year at the top of the Interbrand ranking of most valuable Brazilian brands with an estimated value of R$37,383 million. The analysis is based on our brand’s ability to generate financial results, influence the clients’ selection process, and ensure long-term demand.    b) Revenues by segment and their share in the issuer’s net revenues    Activities Our segment information is based on reports used by senior management to assess the financial performance of our segments and to make decisions regarding the allocation of funds for investment and other purposes. Segment information is prepared according with accounting practices adopted in Brazil (BRGAAP) but includes the following pro forma adjustments: (i) the recognition of the impact related to allocated capital by using a proprietary model; (ii) the use of funding and cost of capital, according to market prices, by using certain managerial criteria; (iii) the exclusion of non-recurring events from our results; (iv) the reclassification of the tax effects from hedging transactions we enter into for investments abroad; and (v) IFRS adjustments.

The table below presents our revenues per segment for the years ended December 31, 2020, 2019 and 2018.    (In R$ million) Year ended December 31 2020 2019 2018 Retail Banking 72,680 79,227 72,182 Financial margin (1) 41,818 46,764 40,243 Revenues from banking services 23,918 25,411 25,131 Income from insurance, private pension and capitalization    operations before claim and selling expenses 6,944 7,052 6,808 Wholesale Banking 32,187 30,650 29,389 Financial margin (1) 19,883 18,778 18,930 Revenues from banking services 11,911 11,306 9,810 Income from insurance, private pension and capitalization    operations before claim and selling expenses 393 566 649 Activities with the Market and Corporation (2) 9,918 9,913 10,246 Financial margin (1) 8,394 9,088 9,912 Revenues from banking services 1,401 590 138 Income from insurance, private pension and capitalization    operations before claim and selling expenses 123 235 196 IFRS adjustments (14,586) (2,711) (7,617) Total (3) 100,199 117,079 104,200 Financial margin (1) 50,053 69,350 60,705 Revenues from banking services 38,557 39,032 36,809 capitalization operations before claim and selling    expenses 4,488 4,553 3,961 Other revenues 7,101 4,144 2,725 (1) It includes net interest and similar income and expenses, dividend income, net gain (loss) from investment securities and derivatives, and foreign exchange results and exchange variations on transactions abroad. (2) Activity with the Market and Corporation includes the results related to operations of trading in our proprietary portfolio, trading related to the management currency, interest rate and other market risk factors, mismatch (gap) management and arbitration opportunities in the domestic and foreign markets. It also includes the results associated with the financial income from interest related to the excess of capital. (3) The IFRS Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.    We conduct most of our business activities in Brazil, but we do not break down our revenues by geographic markets within Brazil. Our revenues arise from income from financial operations before allowance for loan losses, banking service fees and income from insurance premiums, and income from pension and capitalization operations. These revenues are presented separately for those accrued in Brazil and abroad. The table below presents information on our revenues for the years ended December 31, 2020, 2019 and 2018 after the eliminations from consolidation.                (In R$ million) 2020 2019 2018 Income from financial operations (1) (2) 123,611 145,308 131,317 Brazil 102,016 117,541 108,362 Abroad 21,595 27,767 22,955 Revenues from banking services 38,557 39,032 36,809 Brazil 34,533 35,283 33,211 Abroad 4,024 3,749 3,598 Income from insurance and private pension operations before claim and 4,488 4,553 3,961 selling expenses    Brazil 4,488 4,423 3,812 Abroad—130 149 (1) Includes interest and similar income, dividend income, adjustments to fair value of financial assets and liabilities, and foreign exchange results and exchange variations on transactions abroad. (2) ITAÚ UNIBANCO HOLDING does not have clients representing 10% or higher of its revenues.

c) Income or loss arising from the segment and its share in the issuer’s net income    We present below a summary of the results of our operating segments, where the total cannot represent the sum of the parties because operations between segments were eliminated only in consolidated                (In R$ million)    ITAÚ UNIBANCO                ACTIVITIES WITH    2020 WHOLESALE ITAÚ Consolidated RETAIL BANKING THE MARKET + Adjustmnts    BANKING UNIBANCO IFRS (3)    CORPORATION    Operating revenues 72,680 32,187 9,918 114,785 (14,586) 100,199 Financial margin (1) 41,818 19,883 8,394 70,095 (20,042) 50,053 Revenues from banking services 23,918 11,911 1,401 37,230 1,327 38,557 Income from insurance and private pension operations before claim and                selling expenses 6,944 393 123 7,460 (2,972) 4,488 Other revenues — — 7,101 7,101 Cost of credit (21,247) (8,968) 6 (30,209) 5,583 (24,626) Claims (1,345) (8)—(1,353) (1) (1,354) Operating margin 50,088 23,211 9,924 83,223 (9,004) 74,219 Other operating income (expenses) (40,221) (16,133) (650) (57,004) (11,985) (68,989) Non-interest expenses (2) (35,310) (14,592) (287) (50,189) (14,018) (64,207) ISS, PIS, Cofins and other tax expenses (4,911) (1,541) (363) (6,815) 634 (6,181) Equity in the earnings of associates and joint ventures — — 1,399 1,399 Net income before income tax and social contribution 9,867 7,078 9,274 26,219 (20,989) 5,230 Income tax and social contribution (3,071) (1,893) (3,099) (8,063) 17,897 9,834 Non-controlling interest (175) 601 (46) 380 3,452 3,832 Net income 6,621 5,786 6,129 18,536 360 18,896 (1) It includes net interest and similar income and expenses, dividend income of R$55,420, net gain (loss) from investment securities and derivatives of R$(8,056), and foreign exchange results and exchange variations on transactions abroad of R$2,689. These refer to general and administrative expenses that include depreciation and amortization expenses of R$(5,064). The IFRS Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

10.3. Executive officers should comment on the material effects that may have been caused or are expected to be caused to the Issuer’s financial statements and their results    a) Introduction or disposal of operating segments Disclosure of results by segment    The current business segments of Itaú Unibanco are described below:    ✓ Retail Banking: The results of the Retail Banking segment derive from the offers of products and services to retail banking clients, high income clients and to very small and small companies. This segment comprises banking products and services provided to account holders and non-account holders. Products and services offered include: Personal credit, credit cards, payroll loans, vehicle financing, mortgage loans, insurance, pension plan and capitalization, and acquiring services, among others.    ✓ Wholesale Banking: The results of the Wholesale Banking segment derive from: i) Itaú BBA’s operations, the unit responsible for business with large companies and investment banking operations, ii) the results of our foreign units; and iii) products and services offered to middle-market companies, high net worth clients (Private Banking), and institutional clients.    ✓ Trading & Institutional: The results of this segment derive from capital surplus, subordinated debt surplus and net balance of tax credits and debits. It also underlines the financial margin with the market, treasury operating costs, and equity in earnings of companies not associated with either of these segments.    b) incorporation, acquisition or disposal of ownership interest XP Investimentos S.A. On May 11, 2017, we entered into a Share Purchase Agreement with XP Controle Participações S.A., G.A. Brasil IV Fundo de Investimento em Participações, and Dyna III Fundo de Investimento em Participações, among others, as sellers, to acquire 49.9% of the capital stock (corresponding to 30.06% of the common shares) of XP Investimentos S.A., a holding company that consolidates all the investments of the XP group, including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. In the first tranche, we contributed to a capital increase of R$600 million and acquired of XP Investimentos S.A.’s shares from the Sellers for R$5.7 billion, provided that such amounts are subject to contractual adjustments. The value attributed to 100% of the total capital stock of XP Investimentos S.A. (before the first tranche) was approximately R$12 billion.    In August 2018, we closed the First Tranche and, together with some of the Sellers, entered into a shareholders’ agreement which contains, among others, provisions with respect to our rights as a minority shareholder, including our right to appoint two out of the seven members of the Board of Directors of XP Investimentos S.A.    On November 29, 2019, there was a corporate reorganization of XP Investimentos S.A., in which the shareholders of XP Investimentos S.A., including us, exchanged their shares of XP Investimentos S.A., incorporated in Brazil, for Class A common shares and Class B common shares of XP Inc., incorporated in the Cayman Islands, remaining with the percentages in the capital stock. Each Class A common share entitles its holder to one vote and each Class B common share entitles its holder to ten votes in all shareholders’ resolutions of XP Inc. As a result of the contribution mentioned above, XP Inc. issued to us 792,861,320 Class A common shares and 223,595,962 Class B common shares, which represent 49.9% of the total capital of XP Inc. and 30.06% of its voting rights. XP Inc. became the sole shareholder of XP Investimentos S.A., owning 100% of its total and voting capital.    Subsequently, on November 30, 2019, XP Inc. carried out a reverse stock split of one share for each four shares and, as a result, the number of shares held by us was adjusted to 198,215,329 Class A common shares and 55,898,991 Class B common shares.

In December 2019, XP Inc., a company in which we held 49.9% of capital stock, completed its initial primary offer (IPO) and listing on Nasdaq. We did not sell XP Inc. shares in such offer and immediately after the completion of the IPO, we now hold 46.05% of XP Inc.’s capital stock.    Additionally, on November 29, 2019, the stockholders of XP Inc. entered into a shareholder agreement substantially similar to then existing shareholder agreement of XP Investimentos S.A. XP Inc. has a board of directors composed of 13 members, of which XP Controle A Participações S.A. appointed 7 members, we appointed 2 members, the General Atlantic (XP) Bermuda, LP (successor to GA Brasil IV Fundo de lnvestimento em Participações) appointed 1 member, and the 3 remaining members are independent directors. These independent directors are also members of the audit committee of XP lnc., which is composed of 3 members appointed as follows: we appointed 2 members, and XP Controle Participações SA appointed one member of the audit committee.    On November 26, 2020, we announced that the Board of Directors approved the partial spin-off of the investment in XP INC for a new company (XPart S.A.).    In December 2020 XP Inc. held a follow-on on Nasdaq, whereby we sold approximately 4.51% of XP Inc.’s capital. In that same offering, XP Inc. issued new shares, resulting in the dilution of our stake to 41% of its share capital.    At the Extraordinary Stockholders’ Meeting held on January 31, 2021, the corporate reorganization was decided in order to segregate the business line related to interest in XP Inc’s capital to the new company named XPart S.A., constituted by a part of the investment owned by us at XP Inc. and cash worth R$10 million. With the segregation of the business line represented by our investment in XP Inc. into a new company (XPart SA) our stockholders became entitled to equity interest in XPart SA in the same number, type and proportion of the shares they hold in Itaú Unibanco, as per the Material Fact disclosed on December 31, 2020. Therefore, the main benefit of the Transaction is value creation for our stockholders.    The completion of this transaction was subject to regulatory approval to be obtained by our controlling shareholders. On May 28, 2021, the favorable approval of the Federal Reserve Board (“FED”) was obtained, effective on May 31, 2021, the date from which the legal and accounting segregation of Itaú Unibanco Holding and XPart materialized.    XP Inc’s capital stock held by XPart S.A. was 40.52%, totaling R$9,371, as of December 31, 2020.    On July 27, 2021, after the receipt of the approval of the operation by the Central Bank of Brazil, on that same date, XPart S.A. had its articles of association registered with the JUCESP (São Paulo state’s Board of Trade). XP Inc. expressed its interest in merging XPart and, accordingly, XP Inc. and Itaúsa announced to the market on May 28, 2021, that they have reached a final understanding regarding the merger to be resolved at the General Stockholders’ Meetings of XPart and XP Inc    Right after XPart S.A. had its articles of association registered and obtained with the JUCESP (São Paulo state’s Board of Trade), on August 20, 2021, XP Inc. and XPart announced that their General Stockholders’ Meetings to resolve the merger of XPart into XP Inc. were called to be held on October, 1 2021.    The merger was approved by XPart’s stockholders and XP’s stockholders, at their respective Merger Shareholders’ Meetings, and, for that reason, shares issued by Itaú Unibanco and Itaú Unibanco American Depositary Receipts – ADRs, which were being traded with the right to receive securities issued by XPart up to the closing of the trading session of October 1, 2021, entitled (a) the controlling stockholders of the Company—IUPAR – Itaú Unibanco Participações S.A. and Itaúsa S.A., and the holders of Itaú Unibanco’s American Depositary Receipts (ADRs), to receive Class A shares issued by XP, and (b) the remaining XPart’s stockholders to receive Level I sponsored Brazilian Depositary Receipts (BDRs) backed by Class A shares issued by XP. As for Itaú Unibanco’s ADRs, the Bank of New York, the depositary bank for these securities, suspended the issuance and cancellation of Itaú Unibanco’s ADRs from the closing of the trading session of September 28, 2021 to the opening of the trading session of October 6, 2021, to enable the delivery operation of the Class A shares issued by XP to the holders of Itaú Unibanco’s ADRs, due to the merger approval. During this period, holders of ADRs issued by Itaú Unibanco could not receive shares issued by Itaú Unibanco underlying the ADRs, and holders of preferred shares issued by Itaú Unibanco could not deposit their shares to receive ADRs. However, closing of the issuance and cancellation books did not impact the trading of Itaú Unibanco’s ADRs, which continued to be carried out normally during this period.    Further information on the exercise of the right of dissent and appraisal in connection with the shares issued by XPart, due to the merger of XPart into XP, is available in its General Stockholders’ Meeting Manual. This right is not extended to the holders of Itaú Unibanco’s ADRs.    Lastly, in accordance with the purchase and sale agreement signed in 2017, in 2022 we will purchase an additional stake of approximately 11.38% of XP Inc.’s capital stock, considering the number of shares in XP Inc. as of December 31, 2020. This future acquisition has already been approved by the Central Bank of Brazil.    The management and conduct of business of all companies within XP group, including XP Inc., remains independent, segregated and autonomous, preserving the same principles and values that are currently in force. XP Controle’s partners will maintain control of the XP group, and the current directors, officers and executives of XP Investimentos S.A. and other subsidiaries will remain at the forefront of their respective businesses, in order to ensure that XP Investimentos S.A. will continue to act as an open and independent platform, offering a diversified range of proprietary and third party products to its clients, competing freely with other brokers and capital market distributors, including those controlled by us, without any restrictions or barriers.    ZUP On October 31, 2019, we entered into a Share Purchase Agreement with ZUP LLC, and Bruno Cesar Pierobon, Gustavo Henrique Cunha Debs, Felipe Liguabue Almeida, Flavio Henrique Zago, among others (“Sellers”), for the acquisition of 100% of the voting share capital of Zup I.T. Serviços em Tecnologia e Inovação Ltda. (“Zup”) for R$575 million, and such amount is subject to contractual adjustments.    Such acquisition will be implemented in three tranches over four years. In the first tranche, which closing occurred in March 31, 2020, Itaú acquired 52.96% of the total voting share capital of Zup (in fully diluted basis)for approximately R$293 million and will control the company. On the third year after the completion of the operation, Itaú will acquire an additional 19.6% stake, and on the fourth year Itaú will acquire the remaining stockholders’ interest, holding, therefore, 100% of the voting share capital by 2024.    This acquisition is linked to our digital transformation process. ZUP is a benchmark company in digital transformation, which has boosted our development of our IT systems. The operation and management of business affairs of Zup will continue to be totally independent and self-governing in relation to Itaú, preserving its current principles and values.    IRB Initial Public Offering of IRB In July 2017, IRB-Brasil Resseguros S.A. (IRB) made an initial public offering of its common shares, which consisted of a public offering at a price of R$27.24 per share, and a secondary offering by its controlling shareholders of 63,960,000 registered book-entry common shares with no par value to (i) the public in Brazil, (ii) certain qualified institutional buyers in the United States (as defined in Rule 144A, or Rule 144A, under the U.S. Securities Act of 1933, as amended, or the Securities Act), and (iii) institutional and other investors elsewhere outside the United States and Brazil that are not U.S. persons (as defined in Regulation S under the Securities Act, or Regulation S). As a result of the initial public offering, Itaú Vida e Previdência S.A. sold 677,400 common shares, representing the total interest held by Itaú Vida e Previdência S.A. in IRB’s capital stock, and Itaú Seguros S.A. sold 9,618,600 common shares, representing 3.1% of IRB’s capital stock, reducing its interest in IRB to 11.64% of IRB’s capital stock, remaining among the controlling block shareholders pursuant to the company’s shareholders agreement. The proceeds received by Itaú Seguros S.A. and Itaú Vida e Previdência S.A. in the initial public offering totaled R$280,463,040.00.    In accordance with Article 24 of CVM Normative Rule No. 400, the number of common shares initially offered could be increased by up to 9,594,000 common shares, representing up to 15% of the common shares initially offered, if the stabilizing agent (or any person acting on behalf of the stabilizing agent) exercises the over-

allotment option. As a result of the full exercise of the over-allotment option by the stabilizing agent on August 28, 2017, Itaú Seguros S.A. became the owner of 11.14% of IRB’s capital stock.    On July 10, 2019, the IRB conducted a secondary public offering of its common shares. With the sale of the entire participation held by the União and BB Seguros in IRB except in the case of the União, by Golden Share, the previously existing control block of the Company was dissolved, and its share capital was pulverized.    c) Unusual events or operations In addition to the items underlined in item 10.3 b hereof, we highlight the following unusual events: In 2020: (i) decrease in goodwill impairment and intangible assets of Itaú Corpbanca in the amount of R$(1,452) million, net of tax effects and interest of non-controlling stockholders; (ii) donations made for the Todos pela Saúde (All for Health) program in the total amount of R$(1,047) million; (iii) the mark-to-market effect of securities pledged as collateral of R$(1,031) million; (iv) the adjustment to market value of IRB shares in the amount of R$379 million; and (v) the provision for restructuring in the amount of R$(220) million, mainly related to closing branches, returning administrative buildings, among others.    In 2019: (i) Revaluation of inventory of deferred tax assets, including the annual revaluation of balances, and the effects of Constitutional Amendment No. 103/2019 on Social Contribution on Net Income (CSLL) rate, which increased from 15%to 20%, in conformity with the provisions of item I, paragraph 1 of Article1 of Supplementary Law No. 105 of January 10, 2001, totaling R$2,024, and (ii) the effect of the Voluntary Severance Program, with the adherence of approximately 3,500 employees, the net effect of which was R$1,431. This severance program is aimed to:(i) provide the opportunity of a secure and voluntary career transition for employees interested in leaving the bank, benefiting employees who meet certain established prerequisites, and (ii) adjust our structures to the market reality.    In 2018 there were no material unusual events.

15.4. Please insert a flowchart of the issuer’s stockholders and the economic group in which the issuer is included, identifying: a) all direct and indirect controlling stockholders, and, should the issuer wish, stockholders owning an interest equal to or higher than 5% of a class or type of shares (1) Date: 03.31.2021. (2) Date: 05.07.2021. The percentages do not include treasury shares (*) In addition to treasury shares, percentages do not include the interest held by controlling stockholders. (3) Date: 11.03.2021. Direct subsidiaries

a) Direct and indirect controlling stockholders Direct controlling stockholders Itausa - Investimentos Itau S.A. IUPAR - Itau Unibanco Participapoes S.A. Indirect controlling stockholders Alfredo Egydio Arruda Villela Filho Alfredo Egydio Nugent Setubal Maria de Lourdes Egydio Villela Alfredo Egydio Setubal Mariana Lucas Setubal Ana Lucia de Mattos Barretto Villela Marina Nugent Setubal Beatriz de Mattos Setubal da Fonseca O.E. Setubal S.A. Bruno Rizzo Setubal Olavo Egydio Setubal Junior Camila Setubal Lenz Cesar Olavo Egydio Mutarelli Setubal Carolina Marinho Lutz Setubal Patdcia Ribeiro do Valle Setubal Cia. E.Jonhston de Participacoes Paula Lucas Setubal Companhia ESA Paulo Egydio Setubal Fernando Roberto Moreira Salles Paulo Setubal Neto Fernando Setubal Souza e Silva Pedro Moreira Salles Gabriel de Mattos Setubal Ricardo Egydio Setubal Guilherme Setubal Souza e Silva Ricardo Villela Marino Joao Moreira Salles Roberto Egydio Setubal Jose Luiz Egydio Setubal Rodolfo Villela Marino Julia Guidon Setubal Winandy Rodrigo Ribeiro do Valle Setubal Luiza Rizzo Setubal Kairalla Rudric ITH S.A. Marcelo Ribeiro do Valle Setubal Tide Setubal Souza e Silva Nogueira Maria Alice Setubal Walther Moreira Salles Junior Subsidiary and affiliated companies Issuer’s ownership interest in the group companies Group companies’ ownership interest in the issuer Companies under common control Interest in Interest in Subsidiary or voting capital capital affiliated company (%) (%) In Brazil Itau Unibanco S.A. 100,00 100,00 Subsidiary Banco Itau BBA S.A. 99,99 99,99 Subsidiary Banco Itaucard S.A. 99,99 99,99 Subsidiary Itau Consultoria de Valores Mobiliarios e Participacoes S.A. 100,00 100 00 Subsidiary Itau Corretora de Valores S. A. 99,99 99,99 Subsidiary Itau Seguros S.A. 0,00 0,00 ITB Holding Brasil Participates Ltda. 0,00 0 00 Subsidiary Abroad Itau Corpbanca 25,67 25,67 Subsidiary Banco Itau Uruguay S.A. 100,00 100,00 Subsidiary Bicsa Holdings, Ltd. 100,00 100,00 Subsidiary OCA S.A. 100,00 100,00 Subsidiary Topaz Holding Ltd. 0,00 0,00 Subsidiary

15.7. Describe the main corporate operations carried out in the group that have a significant effect for the issuer, such as takeovers, mergers, spin-offs, mergers of shares, sales and acquisitions of ownership interest, acquisitions and disposals of important assets, indicating when the issuer or any of its subsidiaries or affiliates is involved:    event; main business conditions; companies involved; effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members;    corporate structure before and after the transaction; mechanisms adopted to ensure equitable treatment among stockholders For purposes of this item, we adopted as materiality criterion operations involving amounts higher than R$772.6 million, which accounts for 0.5% of Itaú Unibanco Holding’s stockholders’ equity under IFRS (R$154,525 million on December 31, 2020).    2020 XP Inc. Event    Acquisition of shareholding in XP Inc., a company incorporated in the Cayman Islands and listed on Nasdaq. XP Inc. owns 100% of XP Investimentos S.A. (“XP Investimentos”), which, in turn, consolidates all investments of XP Group (“XP Group”), including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. (“XP Corretora”).    Main business conditions On May 11, 2017, we entered into a Share Purchase Agreement with XP Controle Participações S.A., G.A. Brasil IV Fundo de Investimento em Participações, and Dyna III Fundo de Investimento em Participações, among others, as sellers, to acquire 49.9% of total capital stock (corresponding to 30.06% of common shares) of XP Investimentos S.A., a holding company that consolidates all the investments of the XP group, including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. In the first tranche (“First Tranche”), we contributed to a capital increase of R$600 million and acquired shares issued by XP Investimentos S.A. held by Sellers for R$5.7 billion, with such amounts subject to contractual adjustments. The value attributed to 100% of total capital stock of XP Investimentos S.A. (before the first tranche) was approximately R$12 billion.    In August 2018, we closed the First Tranche and Itaú Unibanco S.A., together with some of the Sellers, entered into a shareholder agreement which contains, among others, provisions with respect to Itaú Unibanco S.A.’s rights as a minority shareholder of XP Investimentos S.A., including its right to appoint two out of the seven members of the Board of Directors of XP Investimentos S.A.    On November 29, 2019, there was a corporate restructuring of XP Investimentos S.A., where the stockholders of XP Investimentos S.A., including Itaú Unibanco, exchanged all their shares in XP Investimentos S.A., a company incorporated in Brazil, for Class A common shares and Class B common shares in XP Inc., a company incorporated in the Cayman Islands, remaining with the percentages in the capital stock. Each Class A common share entitles its holder to one vote and each Class B common share entitles its holder to ten votes in all stockholders’ resolutions of XP Inc. As a result of the contribution mentioned above, XP Inc. issued to Itaú Unibanco 792,861,320 Class A common shares and 223,595,962 Class B common shares, which represent 49.9% of total capital of XP Inc. and 30.06% of its voting capital. XP Inc. became the sole shareholder of XP Investimentos S.A., owning 100% of its total and voting capital.    Subsequently, on November 30, 2019, XP Inc. carried out a reverse stock split of one share for each four shares and, as a result, the number of shares held by Itaú Unibanco was adjusted to 198,215,329 Class A common shares and 55,898,991 Class B common shares.

In December 2019, XP Inc., a company in which we held 49.9% of capital stock, completed its initial primary offer (IPO) and listing on Nasdaq. We did not sell XP Inc. shares in such offer and immediately after the completion of the IPO, we now hold 46.05% of XP Inc.’s capital stock.    Additionally, on November 29, 2019, the stockholders of XP Inc. entered into a shareholder agreement substantially similar to then existing shareholder agreement of XP Investimentos S.A. XP Inc. has a board of directors composed of 13 members, of which XP Controle A Participações S.A. appointed 7 members, we appointed 2 members, the General Atlantic (XP) Bermuda, LP (successor to GA Brasil IV Fundo de lnvestimento em Participações) appointed 1 member, and the 3 remaining members are independent directors. These independent directors are also members of the audit committee of XP lnc., which is composed of 3 members appointed as follows: we appointed 2 members, and XP Controle Participações SA appointed one member of the audit committee. On November 26, 2020, we announced that our Board of Directors had approved the partial spin-off of the investment in XP lnc. to be transferred to a new company (XPart S.A.).    In December 2020, XP Inc. carried out a public stock offer (follow-on) on Nasdaq, through which we sold approximately 4.51% of capital in XP Inc. In that same offer, XP Inc. issued new shares, which resulted in the dilution of our interest to 41% of its capital stock. The Extraordinary General Stockholders’ Meeting (ESM) held on January 31, 2021 resolved on the corporate restructuring aimed at segregating the business line related to the interest in XP lnc’s capital to a new company named XPart S.A., constituted by a part of the investment owned by us at XP Inc. and cash worth R$10 million. With the segregation of the business line represented by our investment in XP Inc. into a new company (XPart SA) our stockholders became entitled to equity interest in XPart SA in the same number, type and proportion of the shares they hold in Itaú Unibanco, as per the Material Fact disclosed on December 31, 2020. Therefore, the main benefit of the Transaction is value creation for our stockholders.    The completion of this transaction was subject to regulatory approval to be obtained by our controlling shareholders. On May 28, 2021, the favorable approval of the Federal Reserve Board (“FED”) was obtained, effective on May 31, 2021, the date from which the legal and accounting segregation of Itaú Unibanco Holding and XPart materialized. XP Inc’s capital held by XPart S.A. was 40.52%,totaling R$9,371, as of December 31, 2020.    On July 27, 2021, after the receipt of the approval of the operation by the Central Bank of Brazil, on that same date, XPart S.A. had its articles of association registered with the JUCESP (São Paulo state’s Board of Trade).    XP Inc. expressed its interest in merging XPart and, accordingly, XP Inc. and Itaúsa announced to the market on May 28, 2021, that they have reached a final understanding regarding the merger to be resolved at the General Stockholders’ Meetings of XP Inc, and XPart.    Right after XPart S.A. had its articles of association registered and obtained with the JUCESP(São Paulo state’s Board of Trade), on August 20, 2021, XP Inc. and XPart announced that their General Stockholders’ Meetings to resolve the merger of XPart into XP Inc. were called to be held on October, 1 2021.    The merger was approved by XPart’s stockholders and XP’s stockholders, at their respective Merger Shareholders’ Meetings, and, for that reason, shares issued by Itaú Unibanco and Itaú Unibanco American Depositary Receipts – ADRs, which were being traded with the right to receive securities issued by XPart up to the closing of the trading session of October 1, 2021, entitled (a) the controlling stockholders of the Company—IUPAR – Itaú Unibanco Participações S.A. and Itaúsa S.A., and the holders of Itaú Unibanco’s American Depositary Receipts (ADRs), to receive Class A shares issued by XP, and (b) the remaining XPart’s stockholders to receive Level I sponsored Brazilian Depositary Receipts (BDRs) backed by Class A shares issued by XP. As for Itaú Unibanco’s ADRs, the Bank of New York, the depositary bank for these securities, suspended the issuance and cancellation of Itaú Unibanco’s ADRs from the closing of the trading session of September 28, 2021 to the opening of the trading session of October 6, 2021, to enable the delivery operation of the Class A shares issued by XP to the holders of Itaú Unibanco’s ADRs, due to the merger approval. During this period, holders of ADRs issued by Itaú Unibanco could not receive shares issued by Itaú Unibanco underlying the ADRs, and holders of preferred shares issued by Itaú Unibanco could not deposit their shares to receive ADRs. However, closing of the issuance and cancellation books did not impact the trading of Itaú Unibanco’s ADRs, which continued to be carried out normally during this period.    Further information on the exercise of the right of dissent and appraisal in connection with the shares issued by XPart, due to the merger of XPart into XP, is available in its General Stockholders’ Meeting Manual. This right is not extended to the holders of Itaú Unibanco’s ADRs    Lastly, in accordance with the purchase and sale agreement signed in 2017, in 2022 we will purchase an additional stake of approximately 11.38% of XP Inc.’s capital stock, considering the number of shares in XP Inc. as of December 31, 2020. This future acquisition has already been approved by the Central Bank of Brazil. The management and conduct of business of all companies of the XP group, including XP Inc., will remain independent, segregated and autonomous, preserving the same principles and values in force before the First Tranche. XP Controle’s partners will keep on controlling the XP group, and current directors, officers and executives of XP Investimentos S.A. and other subsidiaries will remain at the forefront of their respective business, in order to ensure that XP Investimentos S.A. continue to operate as an open and independent platform, offering a diversified range of proprietary and third party products to its clients, competing freely with other capital market brokers and distributors, including those controlled by Itaú Unibanco conglomerate, without any restrictions or barriers.    Companies involved ITB Holding Brasil Participações Ltda., Itaú Unibanco S.A., XP Inc., XP Investimentos S.A., General Atlantic (XP) Bermuda, LP (successor of G.A. Brasil IV Fundo de Investimento em Participações), Dyna III Fundo de Investimento em Participações Multiestratégia, XP Controle Participações S.A., and XPart S.A.    Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders holding more than 5% of the capital, and management members There will not be any change in the Issuer’s corporate structure.    Corporate structure before and after the transaction    There will not be any change in the Issuer’s corporate structure.    Mechanisms adopted to ensure the equitable treatment among stockholders    Not applicable, since it has had no effects on the equitable treatment of the Issuer’s stockholders.